Exhibit 23.7

14 May 2007

China Sunergy Co. Ltd.

No. 88 Shengtai Road

Nanjing City

Jiangsu Province

The PRC

RE: Consent of Sallmanns (Far East) Limited

We refer to the amended registration statement to be filed on Form F-1 by China Sunergy Co., Ltd. with the U.S. Securities and Exchange Commission (“Registration Statement”) on May 14, 2007. We hereby consent to the filing of this letter as an exhibit to the Registration Statement, and to the use therein of our name and the data set forth under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share Based Compensation Expenses” and “Notes to the Consolidated Financial Statements” sourced from Sallmanns (Far East) Limited.

We also consent to the reference made to us under the headings “Experts” in such Registration Statement.

Yours faithfully

For and on behalf of

Sallmanns (Far East) Limited

/s/ Simon MK Chan

Simon MK Chan

CPA

Director